FOR ITEM 77D
During the period, Western Asset/Claymore Inflation-Linked Securities
 & Income Fund ("WIA")
announced the following changes to the Fund's investment guidelines.
 The changes broaden the range
of securities in which the Fund can invest, while maintaining the overall strategies of investing at least
80 percent of total managed assets in inflation-linked securities.
The Fund may:
*	Engage in currency strategies, using instruments such as currency forwards, futures and options,
to take long and short foreign currency positions subject to a limit of exposure from such
strategies to 40 percent of total managed assets. This capacity is in addition to the existing
capacity to have unhedged exposure to non-US dollar currencies through the purchase of fixed
income securities of up to 20 percent.

*	Utilize commodity-related strategies for up to 10 percent of its total managed assets. Exposure
to commodities is expected to be achieved through the use of a variety of instruments, such as
futures contracts, options and other derivatives, or through investments in exchange-traded
products that offer exposure to commodities. The Fund does not expect to hold physical
commodities.
*	Invest in assets rated below investment grade at the time of purchase
 (or if unrated, assets of
comparable quality as determined by management), with a limit of 10 percent of total managed
assets.
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